March 5, 2010

DIRECT DIAL: 212.451.2289
EMAIL: AFINERMAN@OLSHANLAW.COM

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Jeffrey P. Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pharmacyclics, Inc.
Form 10-K for the Year Ended June 30, 2009
Filed September 22, 2009
File No. 000-26658

Dear Mr. Riedler:

We are counsel to Pharamcyclics, Inc. (the “Company”), and in such capacity we hereby submit, on behalf of the Company, responses to the comment letter from the Division of Corporation Finance (the “Comment Letter”), dated February 22, 2010, in response to the Company’s Form 10-K for the fiscal year ended June 30, 2009.  The Company’s responses are numbered to correspond to your comments.

FORM 10-K
Business
Manufacturing, page 21

1.
We note that you have filed as material contract exhibits, three agreements with third party manufacturers and that you state in a risk factor on page 31 that you rely heavily on third party contract manufacturers.  Accordingly, please expand the disclosure in your Business section to discuss the material terms of these contracts.

Although the Comment Letter references only three third party manufacturer agreements, the following four exhibits relate to third party contract manufacturers that the Company contracted in connection with the production of Motexafin Gadolinium (MGd).

Exhibit 10.44  Master Development and Supply Agreement, dated March 20, 2000 by and between Cook Imaging Corporation, D.B.A. Cook Pharmaceutical Solutions, and the Registrant (incorporated by reference to Exhibit 10.1 to the Quarterly report on Form 10-Q for the quarter ended March 31, 2000).

Exhibit 10.47  Supply Agreement, dated December 11, 2000 by and between Dixie Chemical Company and the Registrant (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

Exhibit 10.48  Supply Agreement, dated December 18, 2000 by and between Lonza, AG and the Registrant (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

Exhibit 10.53  Supply Agreement, dated August 17, 2001 by and between EMS-Dottikon AG and the Registrant (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

As the Company has evolved in the past number of years, the Company no longer views MGd as a core product and as disclosed on page 3 of the Company’s Form 10-K under the status of MGd and on page 16, the Company is currently involved in only two Phase II trials in combination with this drug. Both trials were initiated and sponsored by the National Cancer Institute (NCI), both completed the dosing stage of the patients and the Company is now waiting for survival data of these patients to better understand the developmental insights and directions such trial results may provide.

These contracts were entered into in preparation of the clinical trials of the Company’s former core product, MGd. At the present time, the Company is not purchasing products under any of these supply agreements, nor does it have any plans to do so. Upon further review, the Company does not believe the above-mentioned supply agreements are material to the Company and are not “material agreements,” accordingly the Company will remove them from the exhibit list in the future.

The disclosure on page 21 and the risk factor included on page 31 are still relevant disclosure for stockholders.  While there is presently no single manufacturing agreement material to the Company by itself, the Company enters into multiple supply agreements in the ordinary course of its business.  The Company’s business model is still reliant on third party manufacturers to produce drug candidates for various testing and trials.

Please direct any questions or comments concerning this response to Jonathan Deblinger at (212) 451-2392 or to the undersigned at (212) 451-2289.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman

cc:           Robert W. Duggan, Chairman and Chief Executive Officer, Pharmacyclics, Inc.
Rainer M. Erdtmann, Vice President, Finance & Administration, Pharamcyclics, Inc.
Nandini Acharya, Securities and Exchange Commission
'

PHARMACYCLICS, INC.
995 E. Arques Avenue
Sunnyvale, California 94085-4521

March 5, 2010

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Jeffrey P. Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pharmacyclics, Inc.
Form 10-K for the Year Ended June 30, 2009
Filed September 22, 2009
File No. 000-26658

Ladies and Gentlemen:

The disclosure in the above-referenced filing (the “Form 10-K”) is the responsibility of Pharmacyclics, Inc. (the “Company”). The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the Form10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Rainer M. Erdtmann
Rainer M. Erdtmann
Vice President, Finance & Administration